





Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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SEC FILE NUMBER 8-20061

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metzler Securities GmbH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1, Untermainanlage
(No. and Street)

Frankfurt am Main (City) Germany (State) 60329 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young GmbH, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

3-5 Mergenthalerallee (Address) Eschborn (City) Germany (State) 65760 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Executive Officer

Title

November 16, 2016

Notary Public

JOACHIM GRES NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2016 are true and correct and complete.

**METZLER SECURITIES GMBH**

Jochen Diehl Michael Klaus
Executive Officers

Subscribed and sworn to before me this 16th day of November, 2016.



JOACHIM GRES
NOTAR IN FRANKFURT AM MAIN


Notary



# Report of Independent Registered Public Accounting Firm

**The Board of Directors of Metzler Securities GmbH**

We have audited the accompanying statement of financial condition of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2016, and the related statements of operations and comprehensive income, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH at September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.



The accompanying information contained in Schedules "Computation of Net Capital for Brokers and Dealers under Rule 15c3-1" and "Statement Regarding Rule 15c3-3" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eschborn/Frankfurt am Main, November 21, 2016

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

| Heist<br>Wirtschaftsprüfer | Egger<br>Wirtschaftsprüferin |
|---|---|

## METZLER SECURITIES GMBH

**(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)**

## Statement of Financial Condition

| | September 30, 2016 USD '000 |
|---|---:|
| **ASSETS** | |
| Cash | 557 |
| Securities owned | 2,453 |
| Accounts receiveable | 13 |
| Prepaid expenses | 6 |
| Other assets | 61 |
| Total Assets | 3,090 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | |
| Accounts payable and accrued expenses | 108 |
| Payables and accrued expenses to parent | 236 |
| Deferred tax liability | 6 |
| Total Liabilities | 350 |
| SHAREHOLDER'S EQUITY | |
| Share capital | 3,366 |
| Additional paid in capital | 2,950 |
| Accumulated deficit | (1,803) |
| Accumulated other comprehensive (loss) | (1,773) |
| Total Shareholder's Equity | 2,740 |
| Total Liabilities and Shareholder's Equity | 3,090 |

*See accompanying notes to financial statements.*

## METZLER SECURITIES GMBH

**(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)**

## Statement of Operations and Comprehensive Income

| | Year Ended September 30, 2016 USD '000 |
|---|---|
| **REVENUES** | |
| Commissions and clearance fees | |
| Research fees | 89 |
| Commissions | 3 |
| Interest and other income | 37 |
| Total Revenues | 129 |
| **EXPENSES** | |
| Administration fees | 124 |
| External audit fees | 102 |
| Other operating expenses | 35 |
| Accounting and internal audit fees | 23 |
| Commission and clearance fees | 18 |
| Realized losses on marketable securities | 8 |
| Unrealized losses on marketable securities | 0 |
| Total Expenses | 310 |
| **Net Income before Income Taxes** | (181) |
| Deferred income tax expense | (13) |
| Current income tax benefit | 9 |
| **Net Income (Loss)** | (185) |
| **Other Comprehensive Income** | |
| Equity adjustment for foreign currency translation | 11 |
| | 11 |
| **Comprehensive Income (Loss)** | (174) |

*See accompanying notes to financial statements.*

## METZLER SECURITIES GMBH

**(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)**

# Statement of Changes in Shareholder's Equity

**Year ended September 30, 2016**

| | Share Capital | Additional paid In capital | Accumulated deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | USD ´000 | USD ´000 | USD ´000 | USD ´000 | USD ´000 |
| **Balance at September 30, 2015** | 3,366 | 2,950 | (1,618) | (1,784) | 2,914 |
| Net Income | | | (185) | | (185) |
| Other Comprehensive Loss | | | | 11 | 11 |
| **Balance at September 30, 2016** | 3,366 | 2,950 | (1,803) | (1,773) | 2,740 |

*See accompanying notes to financial statements*

## METZLER SECURITIES GMBH

**(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)**

## Statement of Cash Flows

| | Year Ended September 30, 2016 USD '000 |
|---|---|
| **Operating Activities** | |
| Net income | (185) |
| Increase in accounts receivable | (13) |
| Increase in other assets | (9) |
| Increase in prepaid expenses | (4) |
| Decrease in payables and accrued expenses to parent | (22) |
| Decrease in accounts payable and accrued expenses | (20) |
| Decrease in deferred tax assets | 7 |
| Increase in deferred tax liabilities | 6 |
| Realized losses on securities owned | 8 |
| **Net cash provided by operating activities** | **(232)** |
| Proceeds from maturity of securities owned | 2,801 |
| Purchase of securities owned | (2,453) |
| **Net cash used in investing activities** | **348** |
| Effect of exchange rate differences on cash | 12 |
| **Net increase in cash** | **128** |
| **Cash at beginning of year** | **429** |
| **Cash at end of year** | **557** |
| **Supplementary disclosures of cash flow information** | |
| Interest paid | 0 |
| Taxes paid | 0 |

*See accompanying notes to financial statements.*

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements 2016

## 1. Nature of operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, Germany (the "Parent"). The Company acts as an introducing broker-dealer for United States or UK institutional customers seeking to sell or purchase German or other European securities, respectively. These securities are listed in Germany or other European countries. For its German and European transactions, the Company has entered into a separate clearing arrangement with the Parent. Trades are settled by the clearing company on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100% of its capital held by the Parent, a privately held bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany.

Revenues are derived from eight customers. All revenues in the current year of the Company are earned from American and UK customers transacting on European exchanges or using research services.

## 2. Accounting Policies and Procedures

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

### Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments at banks not held for sale in the ordinary course of business, which have original purchased maturities of three months or less. The Company held no cash equivalents as of September 30, 2016. Cash of USD 557k is held at an affiliate bank.

### Accounts receivable

As of September 30, 2016 the Company has a receivable of USD 13k for invoiced Research Fees. The amount was paid fully on October 10, 2016.

### Revenue Recognition

The Company acts as a broker-dealer in German and other European securities and provides research services. The Company only accepts institutional customers such as banks, brokers or other financial institutions. Commissions and related clearing expenses are recorded on a value date basis. Fee revenue and related expenses from research services are recorded when they are probable. Interest income is recorded as earned.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. The accruals for administration and accounting fees, which will be allocated from the Parent to the Company in 2017 for the previous calendar year, are based on estimates of the first 9 months of 2016. The accruals for external audit fees and other expenses are based on the best of knowledge to date. Actual results could differ from those estimates.

**Securities owned**

Proprietary securities transactions are recorded on the value date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a value date basis.

Securities owned are held for trading. Securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Realized and unrealized gains and losses from securities owned are recorded in net income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

**Foreign Currencies**

The Company's functional currency is the Euro. 18,4% of the Company's assets, 100% of its liabilities, 26,6% of its revenues and 100% of its expenses are denominated in Euro.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period. Resulting foreign translation differences are recorded in revenues and expenses.

The Company reports in USD for SEC reporting purposes. The Company translates its financial statements as follows: revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchange rates in effect at the statement of financial condition date. Resulting foreign translation adjustments for foreign currencies are recorded in Other Comprehensive Income.

**Deferred tax assets and liabilities**

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

**Comprehensive Income**

For fiscal year 2016, comprehensive income consists of net income and currency translation adjustments.

**Subsequent events**

Subsequent events have been evaluated through November 21, 2016, which is the date as of which these financial statements are available to be issued.

**Recent Accounting Pronouncements**

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This standard is applicable for fiscal years beginning after December 15, 2017 and for interim periods within those years and early adoption is only permitted for fiscal years beginning after December 15, 2016. The Company expects to adopt this standard on October 1, 2018. The Company is currently in the process of identifying and evaluating its contracts with customers, which will fall under the scope of this standard.

## 3. Related Party Transactions

**Intercompany Agreements with Parent**

The Company and the Parent have two intercompany agreements.

The Company engages the Parent to provide execution and settlement services for purchases and sales of German and other European securities in a clearing agreement dated August 19, 2004. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions and clearance fees paid to the Parent for execution and settlement services of USD 1k in the fiscal year 2016.

Under the same agreement, the Company also engages the Parent to provide research services. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions incurred with the Parent for research services of USD 17k in fiscal year 2016.

Lastly, the Company engages the Parent to provide certain services regarding accounting and administration. In fiscal year 2016, the Company recorded expenses related to services on the Statement of Operations and Comprehensive Income of USD 82k. The breakdown of the expenses is as follows:

| | Year Ended September 30, 2016 USD '000 |
|---|---|
| Accounting and internal audit fees | 23 |
| Administration fees | 59 |
| **Total** | **82** |

Administration fees include costs for personnel and other services which were allocated from the Parent to the Company.

**Due to Parent**

At September 30, 2016, an amount of USD 206k was outstanding as a liability of the Company from execution, settlement, research, accounting and administration services provided by the Parent. Service fees for execution, settlement and research services are paid on a monthly basis. Accounting and administration fees are paid on a yearly basis.

**Other intercompany agreements**

The Company and B. Metzler seel. Sohn & Co. Holding AG, Frankfurt am Main, Germany ("Metzler Holding", 100% Shareholder of the Parent) have a group service agreement.

The Company engages Metzler Holding to provide certain group services regarding administration. At September 30, 2016, an amount of USD 64k was recorded as expenses for administration services provided in the fiscal year 2016 and an amount of USD 30k was outstanding as a liability to Metzler Holding. The fees for group services are paid on a yearly basis.

### 4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

| | | Year Ended September 30, 2016 USD '000 |
|---|---|---|
| Current income tax benefit | | (9) |
| Net loss carried forward | 0 | |
| Deferred tax expense on valuation differences on securities owned | 7 | |
| Deferred tax expense on valuation differences on accrued expenses | 6 | |
| Deferred income tax expense | 13 | 13 |
| **Total** | | **4** |

The Company is subject to German tax laws, so all income taxes result from local taxes.

The current tax rates are for German Corporation Tax 15.8% and for German Trade Tax 16.1%.

Current income tax benefit results from capitalizing tax advance payments for the previous year due to the tax loss carry-forwards.

| Year Ended September 30, 2016 USD '000 | | Tax reconcilation |
|---|---|---|
| | | German Tax rate 31,9% |
| Net Income before income taxes | (181) | (58) |
| Tax-free Income | (21) | (7) |
| Net loss carryback | 33 | 11 |
| Income Tax | | (54) |
| Valuation adjustment | | 54 |
| Tax refund for previous year | | (9) |
| Current income tax benefit | | (9) |

At September 30, 2016, an amount of USD 54k was calculated as deferred income taxes on tax loss carry-forwards. This deferred tax asset was value adjusted in the amount of 54k as the Company does not expect to utilize its tax loss carry-forwards in the next few years. These tax loss carry-forwards are not temporarily restricted.

Deferred income tax expense results from temporary differences between the German tax balance sheet and US-GAAP balance sheet regarding securities owned, accounts payable and accrued expenses.

Deferred tax liability included in the statement of financial condition consists of the following:

| Year Ended<br>September 30, 2016<br>USD '000 | Deferred tax liability<br>(asset) |
|---|---|
| Net loss carried forward | 0 |
| Valuation differences on securities owned - deferred tax liability | 7 |
| Valuation differences on accrued expenses - deferred tax asset | (1) |
| Balance at September 30, 2016 | 6 |

**5. Securities owned**

The Company follows ASC 820, Fair Value Measurement, and ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP, for its financial assets and financial liabilities. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in orderly transaction.

Securities owned consist of investment securities at market value as follows:

| | |
|---|---|
| United States of America DL-Notes<br>0,75%<br>Maturity: July 31, 2018;<br>ISIN: US912828S687 | USD 2,450k |

The US Treasury Notes have a high credit rating. The value of the US Treasury Notes as indicated in the Statement of Financial Condition contains accrued interest in total USD 3k as of September 30, 2016. Interest income from the US Treasury Notes amounts in total USD 2k for the fiscal year ended September 30, 2016. Unrealized losses, which are influenced by the interest rate development in 2016, are recognized in Net Income amounting to USD 0k.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market price in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The security owned at September 30, 2016 is classified as Level 1 as held for trading.

## 6. Accumulated Other Comprehensive Income

| Year Ended September 30, 2016 USD '000 | Equity adjustment for foreign currency translation | Accumulated Other Comprehensive Income |
|---|---|---|
| Balance at September 30, 2015 | (1,784) | (1,784) |
| Other Comprehensive Income | 11 | 11 |
| Balance at September 30, 2016 | (1,773) | (1,773) |

Total unrealized losses on securities amount to USD 0k as at September 30, 2016.

## 7. Income Tax effects of components of Other Comprehensive Income

| Year Ended September 30, 2016 USD '000 | Component of Other Comprehensive Income | Tax expense (benefit) | Total |
|---|---|---|---|
| Equity adjustment for foreign currency translation | 11 | 0 | 11 |
| Total | 11 | 0 | 11 |

**8. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (1,500 %). At September 30, 2016, the Company had net capital of USD 2,070k, which was USD 1,970k in excess of its required minimum net capital of USD 100k. The Company's percentage of aggregate indebtedness (USD 344k) to net capital was 17 %.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

**9. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

In the normal course of its business, the Company's customer activities involve the facilitation of execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counterparties with whom they conduct business on a periodic basis in order to control the risks associated with these activities.

METZLER SECURITIES GMBH

Jochen Diehl

Michael Klaus

# METZLER SECURITIES GMBH
## (a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

## Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 Under the Securities Exchange Act of 1934

## September 30, 2016

(in USD '000)

| | |
|---|---|
| **Net Capital** | |
| Total shareholder's equity | 2,740 |
| Less nonallowable assets: | |
| Cash | 553 |
| Other assets | 74 |
| Prepaid expenses and other assets | 6 |
| Total nonallowable assets | 633 |
| Net capital before haircut on securities positions | 2,107 |
| Less haircuts on securities position and undue concentration charge: | |
| Haircut on securities positions | 37 |
| | 37 |
| Net capital | 2,070 |
| **Aggregate indebtedness** | |
| Accounts payable and accrued expenses | 344 |
| Minimum net capital required (the greater of USD 100,000 or 6 2/3 % of aggregate indebtedness) | 100 |
| Excess net capital | 1,970 |
| Net capital less greater of 10% of aggregate indebtness or 120% of minimum capital) | 1,950 |
| Percentage of aggregate indebtedness to net capital | 17 |

There were no material differences between the amounts presented above and the amounts presented in the Company's filed unaudited September 30, 2016, FOCUS Part IIA filing.

# METZLER SECURITIES GMBH
# (a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

## Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 Under the Securities Exchange Act of 1934 (continued)

## September 30, 2016

(in USD '000)

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (based on Aggregate Indebtedness) | 23 |
| Minimum dollar net capital requirement of reporting broker or dealer | 100 |
| Net capital requirement | 100 |

(in USD '000)

**Computation of Aggregate Indebtedness (AI)**

| | |
|---|---|
| Total AI liabilities from Statement of Financial Condition | 344 |
| Total Aggregate Indebtedness | 344 |

There were no material differences between the amounts presented above and the amounts presented in the Company's filed unaudited September 30, 2016, FOCUS Part IIA filing.

## METZLER SECURITIES GMBH
## (a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

## STATEMENT REGARDING RULE 15C3-3

## September 30, 2016

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report 15c3-3, in which (1) Metzler Securities GmbH, Frankfurt / Germany (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2016 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, November 21, 2016

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

| Heist | Egger |
|---|---|
| Wirtschaftsprüfer | Wirtschaftsprüferin |

METZLER

Metzler Securities GmbH

Untermainanlage 1
60329 Frankfurt am Main
Postfach 20 01 38
60605 Frankfurt am Main
Telefon (0 69) 21 04-41 16
Telefax (0 69) 21 04-6 79
www.metzler.com

# METZLER SECURITIES GMBH

# EXEMPTION REPORT

Metzler Securities is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) und (4). To the best of its knowledge and belief, the company states the following:

Metzler Securities GmbH claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Metzler Securities GmbH met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Metzler Securities GmbH

We, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

CEO

CFO

Frankfurt, November 21st 2016

Geschäftsführer: Jochen Diehl, Michael Klaus
Sitz der Gesellschaft: Frankfurt am Main. Handelsregister-Nr. HRB 14 214. USt-Id-Nr. DE 811 272 954
Bankkonto: B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, BLZ 502 307 00, Konto-Nr. 8108-0004,
IBAN DE82 5023 0700 0081 0800 04, BIC METZDEFFXXX
Mitglieder des Partnerkreises B. Metzler seel. Sohn & Co. Holding AG: Harald Illy, Michael Klaus, Friedrich von Metzler,
Emmerich Müller, Dr. Johannes J. Reich, Gerhard Wiesheu